Vaughn W. Duff, Esq.

General Counsel x2126

Via EDGAR Filing

June 26, 2007

Mr. Larry Spirgel

Assistant Director, Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:

  Comment Letter, dated June 21, 2007:

Think Partnership Inc. (the “Company”)

Registration Statement on Form S-3

Filed May 25, 2006

File No. 333-143299

Dear Mr. Spirgel:

This letter is to correct an error which occurred during the EDGAR process. On page 1 of the Prospectus, the sentence “These shares represent approximately 16.7% of our current outstanding Common Stock, including the shares offered under this prospectus.” should read as follows:  “These shares represent approximately 17.9% of our current outstanding Common Stock.” We are correcting Amendment No. 1 to From S-3, File No. 333-143299, to so read.

Sincerely,

/S/ VAUGHN W. DUFF

Vaughn W. Duff

General Counsel